

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2012

Via E-mail
John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer
Arch Capital Group Ltd.
Wessex House
45 Reid Street
Hamilton HM 12, Bermuda

Re: Arch Capital Group Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-16209

Dear Mr. Hele:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, Liquidity and Capital Resources
Liquidity and Capital Resources, page 122

1. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented.

Notes to Consolidated Financial Statements
Note 12. Income Taxes, page 181

2. Your premiums written in the United States accounted for 55%, 57% and 59% of your total premiums written in 2011, 2010 and 2009. You had a pre-tax loss attributable to the

United States in 2011 and pre-tax income attributable to the United States was 3% and 9% for 2010 and 2009, respectively. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between premiums and pre-tax income in the United States. Please include the specific factors that resulted in pre-tax income for Bermuda being significantly higher than the United States during the years ended December 31, 2011, 2010 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant